UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9- 7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On April 9, 2024, NeuroSense Therapeutics Ltd. issued a press release entitled “NeuroSense Collaborates with Lonza to Identify Exosome-based Biomarkers, in order to Advance Neurodegenerative Disease Treatments and Diagnostics”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated April 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: April 9, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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